Exhibit 99.1

NaaS Technology Inc.

Announces US$21 Million of Registered Direct Offering to Certain Investors

Beijing, May 31, 2023 – NaaS Technology Inc. (Nasdaq: NAAS) (“NaaS” or the “Company”), the largest third-party charging network in China, today announced that it completed US$21 million of registered direct offering to certain investors, including Dr. Adrian Cheng and CST Group Limited, on May 30, 2023. The Company and the investors entered into share subscription agreements on May 29, 2023 pursuant to which the investors subscribed for and purchased from the Company a total of 3,500,000 American depositary shares, each representing ten Class A ordinary shares of the Company.

Registration statements relating to the securities offered by the Company to the investors have been declared effective by the U.S. Securities and Exchange Commission. The Company offered securities directly to the investors without participation of underwriters or placement agents by means of a written prospectus forming a part of the effective registration statement. This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities of the Company, nor shall there be any offer, solicitation, or sale of such securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About NaaS Technology Inc.

NaaS Technology Inc. is the largest third-party charging network in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop EV charging solutions to charging stations comprising online EV charging, offline EV charging and innovative and other solutions, supporting every stage of the station lifecycle. As of March 31, 2023, NaaS had connected over 575,000 chargers. In the first quarter of 2023, charging volume transacted through the Company's network reached 1,023 GWh and gross transaction value reached RMB990.5 million. On June 13, 2022, the American depositary shares of the Company started trading on Nasdaq under the stock code NAAS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the impact of the COVID-19 pandemic and the effects of government and other measures taken in relation thereto;

U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com